UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Company with Authorized Capital

Corporate Taxpayers ID No. 90.400.888/0001-42

Board of Commerce No. 35.300.332.067

M A T E R I A L   F A C T

BANCO SANTANDER (BRASIL) S.A. (“Company” or “Santander”) hereby informs that Mr. Sérgio Rial is to be appointed to the position of Chairman of the Board of Directors, effective from Jan 1, 2022 onwards, and will step down from its position of CEO of the Company from Dec. 31, 2021. Mr. Sérgio Rial will also retain his current position as a member of the Board of Santander Group in Spain.

The current Chairman of the Board, Mr. Álvaro de Souza, with a very successful career in the domestic and international financial systems, will, also on Dec. 31, 2021, step down from his position of Chairman of the Board, retaining his mandate as an independent Board Member of the Group Board of Directors in Spain.

Alongside Mr. Sérgio Rial, Mr. Álvaro de Souza presided the largest transformation process of a financial platform throughout the last six years, when Santander reached one of the highest “Total Shareholder Return” indexes among the Brazilian large Banks.

The future CEO who will succeed Mr. Sérgio Rial is the current Vice president in charge of Corporate, Mr. Mario Roberto Opice Leão. Mr. Mario graduated from the Escola Politécnica de São Paulo, and holds a long career in the financial market, holding positions in organizations such as Citibank, Goldman Sachs and Morgan Stanley. He has been a member of the Executive Committee of Santander for 4 years and will assume the position of CEO on Jan 1, 2022. He will also be appointed as a member of the Board of Directors of the Company.

This succession process consolidates the transformation work of Santander, with the company having reached the highest shareholder return and best efficiency index of the Brazilian financial system, a work in which Mr. Mario and all the Executive Committee played a central role.

For the position of regional leader for South America, Mr. Sérgio Rial will be succeeded by Mr. Carlos Rey de Vicente, currently Vice-President for Finance and also a member of the Executive Committee of the Company. Having previously worked in the America Division of Santander Group, Mr. Carlos is deeply knowledgeable of the region and the Brazilian Market itself, where he has been working for more than 20 years. Messrs. Carlos and Mario will form a great team, moving forward with the profitable growth trajectory of both the Company and the Group in the region.

Messrs. Angel Santodomingo and Alberto Monteiro, currently the Company CFO and Wealth Management Vice President, respectively, will be appointed to the Board of Directors of Santander Brazil, while retaining their executive positions and seats in the Executive Committee of the Company.

From Jan 01, 2022 the Executive Committee of Santander will be comprised of 12 executives, amongst which 4 women: Ms. Vanessa Lobato, who will lead all the Retail segment of the Bank; Ms. Andrea Almeida, who will succeed Mr. Carlos Rey as Vice President for Finance; Ms. Elita Vechin, who will lead the Human Capital Area of Santander and Ms. Patrícia Audi, who will remain focused on the institutional, sustainability and events departments of the Company. Mr. João de Biase will succeed Mr. Mario Leão leading the Corporate Business and will join the Executive Committee. Messrs. Angel Santodomingo, Alberto Monteiro, Alessandro Tomao, Antonio Pardo, Ede Viani, Jean Pierre Dupui and Mario Leão, as the new CEO, remain as members of the Executive Committee.

Santander Brasil will continue its unwavering trajectory of profitable growth, reinforcing its culture of not stalling its progress.

All the movements will be submitted to the applicable regulatory homologations.

São Paulo, July 27, 2021.

Angel Santodomingo

Investors Relations Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 27, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer